DELTA MUTUAL, INC.
111 North Branch Street
Sellersville, PA 18960

May 25, 2007

David H. Roberts
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Delta Mutual, Inc.
Schedule 14C Preliminary Information Statement
Filed May 16, 2007
File No. 000-30563

Dear Mr. Roberts:

Delta Mutual, Inc. (the "Company") has received a comment letter from the Securities and Exchange Commission (“Commission”) under date of May 24, 2007. As requested in such letter and discussions with the staff of the Commission, the Company is filing an amended Schedule 14C.

As President of the Company, this is to confirm that the Company is responsible for the accuracy and adequacy of the disclosure in the filings. I personally review all filings before they are submitted and work closely with the Company’s legal counsel and independent auditor.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

/s/ Peter F. Russo

Peter F. Russo
President
Delta Mutual, Inc.